SCHEDULE 14A
             Information Required in Proxy Statement

                    SCHEDULE 14A INFORMATION
            Proxy Statement Pursuant to Section 14(a)
             of the Securities Exchange Act of 1934
                        (Amendment No.  )
Filed by the Registrant [ ]
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[ ] Preliminary Proxy Statement
[X] Definitive Proxy Statement
[ ] Definitive Additional Materials
[ ] Soliciting Material Pursuant to Section 241.14a-11(c) or Section
    240.14a-12

                      DYNATECH CORPORATION
        (Name of Registrant as Specified In Its Charter)

   SC FUNDAMENTAL INC., THE SC FUNDAMENTAL VALUE FUND, L.P.,
        SC FUNDAMENTAL VALUE BVI, INC., SC-BVI PARTNERS,
                SC FUNDAMENTAL VALUE BVI, LTD.,
             GARY N. SIEGLER AND PETER M. COLLERY
           (Name of Person(s) Filing Proxy Statement)

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


                 DYNATECH STOCKHOLDERS COMMITTEE
                        712 Fifth Avenue
                       New York, NY  10019


                     PROXY STATEMENT OF THE
                 DYNATECH STOCKHOLDERS COMMITTEE
             IN OPPOSITION TO THE BOARD OF DIRECTORS


                      Dynatech Corporation
               1994 Annual Meeting of Stockholders
                   Scheduled for July 26, 1994

                     _______________________


TO ALL STOCKHOLDERS OF DYNATECH CORPORATION:

          This Proxy Statement is being furnished to holders (the "Stockholders") of the Common Stock, par value $.20 per share (the "Common Stock"), of Dynatech Corporation ("Dynatech" or the "Company") in connection with the solicitation of proxies by the Dynatech Stockholders Committee (the "Committee") for use in connection with the Company's 1994 Annual Meeting which is scheduled to be held on July 26, 1994, at 10:00 A.M. at the Goodwin, Proctor & Hoar Conference Center, 2nd Floor, Exchange Place, Boston, MA or at any adjournments or postponements thereof (the "Annual Meeting").

          The Committee, which contains two substantial holders of the Company's Common Stock, is seeking your support (a) to elect their nominees (constituting a minority of the Board of Directors) to the Board of Directors, (b) for their proposal to recommend to the Board of Directors that it retain a nationally recognized investment banking firm to value the Company and its businesses and conduct a sale of the Company in a fair process, at the highest price obtainable, or a substantial restructuring with a view towards maximizing Stockholder value (Proposal No. 2) and (c) against the 1994 Stock Option and Incentive Plan proposed by the Board of Directors (Proposal No. 3).

          IF YOU HAVE ANY QUESTIONS OR HAVE ANY DIFFICULTY
GRANTING PROXIES, YOU ARE INVITED TO CONTACT GEORGESON & COMPANY
INC. TOLL-FREE AT (800) 223-2064.  BANKS AND BROKERS CALL (212)
440-9800 (COLLECT).

          SHARES REPRESENTED BY A VALID UNREVOKED BLUE PROXY CARD WILL BE VOTED AS SPECIFIED. IF NO SPECIFICATION IS MADE, SHARES REPRESENTED BY A BLUE PROXY CARD WILL BE VOTED FOR THE ELECTION OF THE COMMITTEE'S NOMINEES AS DIRECTORS OF THE COMPANY; FOR THE PROPOSAL TO BE OFFERED BY THE COMMITTEE (THE "COMMITTEE PROPOSAL"), AS SET FORTH HEREIN UNDER THE CAPTION "COMMITTEE PROPOSAL"; AGAINST THE BOARD'S 1994 STOCK OPTION AND INCENTIVE PLAN PROPOSAL, AS DESCRIBED IN THE COMPANY'S BOARD OF DIRECTORS' PROXY STATEMENT (THE "BOARD'S PROXY STATEMENT"); AND WILL BE VOTED IN THE DISCRETION OF THE PERSONS NAMED THEREIN ON ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING. PROXIES MAY BE REVOKED AT ANY TIME PROVIDED THAT A WRITTEN REVOCATION WHICH CLEARLY IDENTIFIES THE PROXY BEING REVOKED IS EXECUTED AND DELIVERED TO THE COMMITTEE, C/O GEORGESON & COMPANY INC. AT WALL STREET PLAZA, NEW YORK, NEW YORK 10005 OR TO THE SECRETARY OF THE COMPANY AT DYNATECH CORPORATION, 3 NEW ENGLAND EXECUTIVE PARK, BURLINGTON, MASSACHUSETTS 01803-5087. A LATER DATED PROXY AUTOMATICALLY REVOKES AN EARLIER DATED ONE. YOU MAY ALSO REVOKE ANY PROXY GIVEN BY ATTENDING THE ANNUAL MEETING AND VOTING YOUR SHARES OF COMMON STOCK.

          This Proxy Statement and BLUE Proxy Card are first being sent to Stockholders on or about July 7, 1994.

          According to the Board's Proxy Statement, as of the close of business on June 13, 1994 (the "Record Date"), there were 9,297,009 shares of Common Stock outstanding. Each share of Common Stock is entitled to one vote. Only Stockholders of record at the close of business on the Record Date are entitled to vote at the Annual Meeting.

July 7, 1994
                            IMPORTANT

          Carefully review this Proxy Statement and the enclosed materials. YOUR PROXY IS IMPORTANT. No matter how many or how few shares you own, please vote FOR the Committee's nominees, FOR Proposal No. 2 and AGAINST Proposal No. 3, all as set forth herein, by so indicating and by signing, dating and mailing the enclosed BLUE Proxy Card promptly. You CANNOT use the Company's WHITE Proxy Card to vote for the Committee's nominees.

          IF YOU HAVE ALREADY MAILED THE WHITE PROXY CARD
SUPPLIED TO YOU BY THE COMPANY'S BOARD OF DIRECTORS, YOU HAVE
EVERY RIGHT TO CHANGE YOUR VOTE BY SIGNING, DATING AND RETURNING
THE ENCLOSED BLUE PROXY CARD IN THE ENCLOSED ENVELOPE. Remember, your latest dated proxy determines your vote at the Annual
Meeting.

          If you own your shares in the name of a brokerage firm, bank nominee or other institution, only they can vote your shares of Common Stock. Accordingly, you should contact the person responsible for your account and give instructions with respect to the granting of proxies. Your broker cannot vote your shares unless he or she receives your specific instructions.

          IF YOU HAVE ANY QUESTIONS OR HAVE ANY DIFFICULTY
GRANTING PROXIES, YOU ARE INVITED TO CONTACT GEORGESON & COMPANY
INC. TOLL-FREE AT (800) 223-2064.  BANKS AND BROKERS CALL (212)
440-9800 (COLLECT).

      BACKGROUND OF AND REASONS FOR THE PROXY SOLICITATION

            Two members of the Committee own an aggregate of 9.5% of the 9,297,009 shares of Common Stock which were outstanding on the Record Date according to the Board's Proxy Statement. In opposition to the Board of Directors, the Committee is seeking to solicit the proxies of Stockholders to be used: (i) to vote FOR the election of Gary N. Siegler, Peter M. Collery and Curtis Macnguyen (the "Committee's Slate") as directors of the Company to serve until their successors are duly elected and qualified;
(ii) to vote FOR Proposal No. 2 (the "Committee Proposal") urging the retention by the Company of a nationally recognized investment banking firm to value the Company and its businesses and conduct a sale of the Company or a substantial restructuring with a view towards maximizing Stockholder value in the near term (the "Committee Proposal"); (iii) to vote AGAINST Proposal No.
3 -- the 1994 Stock Option and Incentive Plan proposed by the Board of Directors; and (iv) to vote in their discretion on such other matters as may properly come before the meeting or any adjournments or postponements thereof.

          According to the Board's Proxy Statement, only two of the nine members of the Company's Board of Directors currently own more than 0.2% of the shares of Common Stock, not including options to purchase Common Stock, and each of the two has been selling shares. According to the Board's Proxy Statement, over the past two years, J.P. Barger has sold 127,835 shares of Common Stock and Warren M. Rohsenow has sold 48,600 shares of Common Stock. The last of J.P. Barger's sales took place on June 15, 1994 and the last of Warren M. Rohsenow's sales took place on May 27, 1994. More importantly, the Committee believes management's performance over the last five years has failed to provide adequate returns to Stockholders.


DYNATECH'S STOCK HAS SIGNIFICANTLY UNDERPERFORMED BOTH THE S&P
HIGH TECH COMPOSITE INDEX AND THE S&P 500 COMPOSITE INDEX.

          The following graph, which is reproduced from page 11 of the Board's Proxy Statement, shows the five year cumulative total return for Dynatech from March 31, 1989 to March 31, 1994 and should be studied carefully.

        COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN
               FOR THE YEAR ENDED MARCH 31, 1994

          [A five-year performance bar graph, as presented in the Board's proxy statement and as represented by the table below, has been omitted from this electronic format document.]

                     3/1989 3/1990 3/1991 3/1992 3/1993 3/1994
Dynatech Corp.       100.00  86.11 112.50 109.72 148.61 102.78

S&P 500 Index        100.00 119.27 136.46 151.53 174.60 177.17

High-Tech Composite  100.00 107.95 117.85 120.60 132.52 155.86


     The following compounded annual rate of return has been computed by the Committee based upon the information contained in the graph above.


                           Dynatech  S&P 500   High-Tech
                             Corp.    Index    Composite
Compounded Annual Rate of
Return from March 31, 1989
through March 31, 1994       0.55%    12.12%     9.28%



          The graph shows that a hypothetical investment on March 31, 1989 of $100 in each of the Common Stock of Dynatech, the S&P 500 Index and the S&P High Tech Composite Index would have returned to the investor on March 31, 1994, $102.78 for the Dynatech investment, versus $177.17 for the S&P 500 Index and $155.86 for the S&P High Tech Composite Index. The comparative compounded annual rate of return for the period from March 31, 1989 through March 31, 1994 also shows how dramatically Dynatech has underperformed these indices.

          Set forth below are some of the reasons the Committee believes that management's performance has been inadequate and why the Committee is seeking your votes in support of the Committee's Slate and the Committee Proposal.


THE COMMITTEE BELIEVES MANAGEMENT'S DEPLOYMENT OF CASH HAS FAILED
TO GENERATE SATISFACTORY RETURNS.

          The Committee believes that Dynatech's performance is woefully inadequate given the degree of reinvestment of cash into the Company's businesses. According to information contained in the Company's Annual Reports to Stockholders during its 1992 through 1994 fiscal years, rather than pay dividends to Stockholders, Dynatech reinvested the substantial majority of its Gross Discretionary Cash From Operations<F1> in its businesses in the form of research and development expenses ("R&D"), capital expenditures and cash paid for acquisitions. Notwithstanding this massive reinvestment, the Company's Gross Discretionary Cash From Operations in 1994 was below the 1992 level, and its Net Discretionary Cash From Operations<F2> was above the 1992 level merely as a result of the Company spending significantly less on acquisitions in 1994 than it did in 1992.

[FN]
<F1> The Committee uses the term "Gross Discretionary Cash From
Operations" to mean earnings before interest, R&D, income taxes, depreciation, amortization and unusual items.
<F2> The Committee uses the term "Net Discretionary Cash From
Operations" to mean Gross Discretionary Cash From Operations minus the sum of R&D expenditures, capital expenditures and acquisition expenditures.

            GROSS DISCRETIONARY CASH FROM OPERATIONS;
      EXPENDITURES FOR R&D, CAPITAL ITEMS AND ACQUISITIONS;
             NET DISCRETIONARY CASH FROM OPERATIONS
                      (millions of dollars)

                       Fiscal Years Ending March 31
                          1994    1993    1992
Gross Discretionary
 Cash From Operations     $93.5  $109.9   $100.4
Less:
  R&D                      53.8    51.1     47.9
  Capital expenditures     17.8    14.3     16.3
  Acquisitions              2.8     5.6     22.6
    Net Discretionary
     Cash From Operations $19.1  $ 38.9   $ 13.6


DYNATECH'S SG&A AND R&D EXPENSES ARE MUCH HIGHER THAN THOSE OF
OTHER COMPANIES IN THE ELECTRONICS INDUSTRY.

          Dynatech's selling, general and administrative expenses ("SG&A") and R&D in fiscal year 1994 as a percentage of total sales were considerably above those of the other companies in the electronics industry with which Dynatech was grouped by the Value Line Investment Survey (the "Value Line Group"). The companies in the Value Line Group were selected by Value Line, not the Committee, and may contain some or many companies which are substantially dissimilar to Dynatech. According to data contained in the Compusat information service database, the average percentage of total sales spent by companies in the Value Line Group for SG&A and R&D combined was 29% in their most recently completed fiscal year, as compared to 47% for Dynatech. With respect to R&D, while the Committee recognizes that a strong R&D budget is crucial, the Committee believes that Dynatech has failed to generate a sufficient return commensurate with the sums it has spent on R&D. With respect to SG&A, the Committee was not satisfied, with the explanations of the Board's nominees for directors regarding the current level of SG&A expenses. When confronted with the Committee's observations that SG&A expenses as a percentage of sales for Dynatech appeared to be substantially higher than that for the Value Line Group, the nominees disputed that Dynatech could be compared to any other company in view of the diversity of its constituent businesses or that Dynatech's expenses could be reduced. They further stated that the only method by which the SG&A percentage of total sales could be reduced was to increase sales.



UNDER THE CURRENT MANAGEMENT, THE COMPANY'S PROFITS HAVE
DETERIORATED SIGNIFICANTLY OVER THE PAST THREE QUARTERS.

          In the last three fiscal quarters, the Company's profits have decreased dramatically, as set forth in the table below. Under the stewardship of John F. Reno, who became President and Chief Executive Officer of Dynatech in January of 1993, the Company, in the 4th quarter of fiscal year 1994, reported its first quarterly loss in 23 years.

                            Reported Earnings Per Share
Quarter                     From Continuing Operations

                              1994                1993
Second                       $0.35               $0.53
Third                         0.15                0.61
Fourth                       (3.70)<F1>           0.63
_____________________

[FN]
<F1> Includes a $3.51 per share restructuring charge for
continuing operations. Excluding the restructuring charge, the Company would have reported a loss of $.19 per share from continuing operations.


THE COMPANY HAS FAILED TO MEET ANALYSTS' EARNINGS EXPECTATIONS
FOR THE LAST THREE QUARTERS.

          In each of the last three quarters, the Company has announced earnings that were significantly below the consensus expectation of the Wall Street analysts who follow Dynatech. Set forth below are the Institutional Brokers Estimate System (I/B/E/S Inc.) consensus earnings estimates for Dynatech for the fiscal quarters ending September 1993, December 1993, and March 1994, as reported in the last month of each such quarter and the earnings actually reported for these quarters.

         ACTUAL REPORTED PER SHARE EARNINGS COMPARED TO
                       ANALYSTS' ESTIMATES
                                 Actual
                                Reported
                                Earnings
                    Mean          from
                  Analysts'    Continuing
       Date       Estimates    Operations       Difference
       3/94        $0.31         (0.19) <F1>     ($0.50)
      12/93         0.50          0.15            (0.35)
       9/93         0.47          0.35            (0.12)

<F1> Excludes a $3.51 per share restructuring charge for
continuing operations.

THE COMPANY HAS FAILED TO TAKE CERTAIN SIGNIFICANT CORPORATE
ACTIONS WHICH COULD RESULT IN SUBSTANTIAL INCREASES IN
STOCKHOLDER VALUE.

          Dynatech is an agglomeration of some 42 different businesses, each of which operates with a large degree of autonomy. The Committee believes that Dynatech could sell or, for example, spin off as an independent publicly-traded entity certain operations at prices which exceed their value to the Company. By way of example, the Committee believes that the Company's telecommunications testing equipment businesses (together, "TTC") could be worth in excess of $190 million. This belief is based upon statements made by Dynatech management at a meeting between Dynatech management and representatives of the Committee that TTC's sales for fiscal year 1994 approximated $130 million, its operating profit margin (i.e. earnings before interest, taxes and amortization of intangibles divided by sales) is in the "good teens" and that the business is expected to grow at approximately 10% per year. Applying 16%, a conservative estimate of a "good teens" operating profit margin, to a sales base of $130 million results in operating profits for TTC in excess of $20 million for fiscal year 1994. To value TTC's business, the Committee multiplied the estimated $20 million or more of operating profits by a valuation multiple of 10 chosen by the Committee, based upon its view of TTC's current industry dynamics, competitive position and solid growth prospects. This results in a Committee estimated valuation for the TTC business in excess of $190 million, or $20.44 per share, after the assumption that the costs of disposition would be about 5% of the value, or $10 million, or $1.08 per share. This per share value of TTC alone approximates the closing price of a share of Dynatech Common Stock as reported by NASDAQ on June 20, 1994.
TTC represents less than one-third of Dynatech's total business as measured by sales for fiscal year 1994. This valuation does not assume any tax liability to Dynatech upon the disposition of TTC. The Committee believes it may be possible to accomplish a disposition which would be tax free to Dynatech. However, certain dispositions, such as a sale of assets constituting TTC, would likely be taxable to Dynatech, although the amount of the tax is not computable from information available to the Committee.

          In estimating the value of TTC, the Committee did not seek to obtain an opinion of an independent investment banking firm.

THE COMMITTEE AND THE BOARD'S NOMINEES DISAGREE ON THE NEED FOR
EXTRAORDINARY ACTION.

          Representatives of the Committee made inquiries on June 10, 1994, of the Board's nominees for election as directors regarding a variety of subjects designed to elicit the Board's nominees' views regarding maximization of Stockholder value. In the Committee's view, the Board's nominees' responses reflect an unwillingness to take actions other than those which comprise the restructuring plan. The Committee considers this unacceptable.

          Business as usual is not good enough. The Committee believes the proper course of action for the Company is as set forth in the Committee Proposal below.

          Accordingly, after considering various alternatives, the Committee decided to propose a slate of three directors and to solicit proxies in support of such slate and in support of the Committee Proposal.

THE COMMITTEE BELIEVES THE COMPANY'S PROPOSED "RESTRUCTURING" IS
WHOLLY INADEQUATE.

          In the Committee's view, the Company's proposed restructuring is largely cosmetic and does not address what the Committee believes are the serious problems described herein, such as the low rate of return on the Company's shares when compared to indices which appear in the graph on page 5 of this Proxy Statement, deteriorating profits over the last three fiscal quarters and in the Committee's opinion, management's failure to generate satisfactory returns on its reinvestment of Gross Discretionary Cash From Operations (as such term is used by the Committee in footnote 1 on page 6 of this Proxy Statement). The Company's restructuring has three essential elements: (i) writing off a substantial amount of intangible assets; (ii) the sale of certain businesses designated for sale; and (iii) incurring certain severance and related out-of-pocket costs.

          The Company's 10-K for the fiscal year ended March 31, 1994 provides that a "high level" of the Company's amortization charges are non-deductible for income tax purposes. Accordingly, the first of these actions should have little positive impact on the Company's cash flow and merely represents an acknowledgment that previous acquisitions are not worth the amount paid for them.

          The second of these actions consists of selling certain of the Company's businesses which have been reclassified as "Held for Sale." Until actual completion of such sales, the reclassification to "Held for Sale" is simply an accounting change which has the impact of increasing reported earnings from continuing operations by segregating losses incurred by the businesses "Held for Sale." Even if management succeeds in selling these businesses, the Committee believes that these sales are far too limited in scope.

          The final action, the incurring of severance and other costs, will, according to statements made by management at an investors' meeting in New York City on May 6, 1994, result in a

$20 million cash outflow which will subsequently produce $9 million in annual cash savings. At that meeting, Mr. Reno, President and Chief Executive Officer of the Company, or Mr. Hertz, Treasurer and Chief Financial Officer of the Company, indicated that R&D and SG&A expenses as a percentage of sales would increase on a pro forma basis after the sale of the businesses "Held for Sale." In the Committee's opinion, further increases in R&D and in SG&A ratios further exacerbates the Company's problems, as discussed under the captions above entitled "DYNATECH'S STOCK HAS SIGNIFICANTLY UNDERPERFORMED BOTH THE S&P HIGH TECH COMPOSITE INDEX AND THE S&P 500 COMPOSITE INDEX," "THE COMMITTEE BELIEVES MANAGEMENT'S DEPLOYMENT OF CASH HAS FAILED TO GENERATE SATISFACTORY RETURNS," "UNDER THE CURRENT MANAGEMENT, THE COMPANY'S PROFITS HAVE DETERIORATED SIGNIFICANTLY OVER THE PAST THREE QUARTERS" and "THE COMPANY HAS FAILED TO MEET ANALYSTS' EARNINGS EXPECTATIONS FOR THE LAST THREE QUARTERS."


THE COMMITTEE IS NOT CONFIDENT THAT MANAGEMENT CAN BE COUNTED ON
TO MAXIMIZE STOCKHOLDER VALUE.

          The Committee does not have confidence that Dynatech's present management can be relied upon to maximize the value of the Company's shares.

          The members of the Committee's Slate are committed, if elected, to take such action as they deem advisable and in the best interest of Stockholders and which they believe will maximize Stockholder value. Specifically, the Committee believes that, given all of the matters discussed above, a sale of the Company would most likely be the best means to maximize Stockholder value. In the Committee's opinion, the Stockholders would be best served by having a nationally recognized investment banking firm retained to value the Company and its businesses and
(i) to conduct a sale of the Company, in a fair process, at the highest price obtainable, or (ii) to implement a major restructuring of the Company which might include the spin-off of TTC to Stockholders. The Committee further believes that the restructuring alternative should be pursued only if it is determined that such a restructuring will result in higher value to Stockholders than a sale of the entire Company.

          In attempting to determine the potential value of Dynatech in a sale, the Committee has disaggregated the Company into three components. The first of these, TTC, is, as described above, thought to be worth in excess of $190 million (after estimated expenses of disposition of $10 million but assuming no taxes are payable), or $20.44 per share. The second component, businesses held for sale, are expected, according to statements by Dynatech Management at the May 6 investors' meeting, to generate approximately $40 million, or $4.30 per share in net proceeds. The balance of the continuing businesses have revenues of approximately $260 million. Of the 36 companies grouped with

Dynatech by Value Line, and on the basis of information contained in the Value Line Investment Survey dated April 29, 1994, the LOWEST multiple of aggregate company value (defined as market value of equity plus (or minus) net debt or (cash)) to total revenues in the most recent fiscal year is 0.29 times. Applying this multiple to the $260 million of sales for the non-TTC Dynatech continuing businesses results in a value of $75.4 million, or $8.11 per share. The foregoing discussion is based on the assumption that no taxes would be payable by the Company. To the extent that the sale(s) or other dispositions are taxable to the Company, the Committee is not able to estimate the amount of taxes which would be payable based on information available to the Committee. Subtracting from these values the Company's net debt of $12.8 million or $1.38 per share and additional estimated costs of sale of $5.5 million indicates a potential value for Dynatech of $287.1 million, or $30.88 per share as illustrated below:

                                Total Company
                            (Millions of Dollars)      Per Share
TTC                            $190.0                    $20.44
Businesses to be sold            40.0                      4.30
Remaining businesses             75.4                      8.11
Additional Estimated
   Expenses of Sale              (5.5)                    (0.59)
Debt, net of cash<F1>           (12.8)                    (1.38)
     Total                     $287.1                    $30.88

<F1>  Source:  Company 1994 Annual Report


          If elected, Messrs. Siegler, Collery and Macnguyen are committed to attempting to persuade the Board of Directors to accept the Committee Proposal. As directors, they would work to provide maximum values for you -- the owners of the Company.

          If the Committee's nominees are elected, none of the members of the Committee intends to sell any shares of Common Stock owned by them back to the Company unless a similar opportunity (including sales in the open market or sales pursuant to an issuer tender offer) is available to all Stockholders.

                     THE COMMITTEE PROPOSAL

          At the Annual Meeting, members of the Committee will propose that the Stockholders vote for the following resolution:

     "RESOLVED, that the Stockholders of the Company, assem-bled in person or by proxy at the annual meeting of Stockholders, request and recommend that the Board of Directors retain a nationally recognized investment banking firm to value the Company and its businesses and (i) to conduct a sale of the Company in a fair process, at the highest price obtainable, or (ii) to implement a major restructuring of the Company which might include the spin-off of TTC to Stockholders. The Stockholders of the Company further request and recommend that the restructuring alternative be pursued only if it is determined that such a restructuring would result in higher value to Stockholders than a sale of the entire Company."

          While there is no assurance that the Company will permit a vote on the Committee Proposal and while adoption of the Proposal at the Annual Meeting would not legally bind the Board of Directors, the Committee expects that given the fiduciary responsibility of the directors, the directors will honor the Stockholders' request. If elected, the Committee's nominees will strongly urge the Board to adopt actions set forth in the Committee Proposal. The Committee urges you to consider the Committee Proposal seriously and to vote for the Committee Proposal, which is Proposal 2 on the Blue Proxy Card.

                      THE BOARD'S PROPOSED
                 STOCK OPTION AND INCENTIVE PLAN

          The Board's Proxy Statement contains a proposal for the Approval of the Dynatech Corporation 1994 Stock Option and Incentive Plan. The Committee recommends a vote AGAINST with respect to this matter and will vote any proxies on this matter AGAINST if no preference is indicated as to Item 3 of the BLUE Proxy Card.

          The Committee opposes the Board's proposed 1994 Stock Option and Incentive Plan because, in light of the Committee's view that a sale of the Company or other extraordinary corporate action is likely to be the most prudent course to maximize Stockholder value, the Committee believes that this is not the appropriate time to implement such a plan.

                   THE COMMITTEE AND ITS SLATE

          The members of the Committee are SC Fundamental Inc., a Delaware corporation ("SC"), The SC Fundamental Value Fund, L.P.,


a Delaware limited partnership ("Fund"), SC Fundamental Value BVI, Inc., a Delaware corporation ("BVI Inc."), SC-BVI Partners, a Delaware partnership ("Partners"), SC Fundamental Value BVI, Ltd., a British Virgin Islands corporation ("BVI Ltd."), Gary N. Siegler ("Siegler") and Peter M. Collery ("Collery"). Information concerning the Committee's members and other participants, including their relationships to one another and beneficial ownership of securities of the Company, is set forth herein and on Appendix A hereto. Other than the foregoing, neither the members of the Committee, the members of the Committee's Slate, nor any other person listed in Appendix A has any interest in the matters to be voted upon at the Annual Meeting, other than their interest as Stockholders. The offices of the members of the Committee, with the exception of BVI Ltd., are located at 712 Fifth Avenue, 19th Floor, New York, New York 10019. The office of BVI Ltd. is located at Kaya Flambayon 9, P.O. Box 812, Curacao, Netherlands Antilles.

          The Board of Directors of the Company is divided into three classes of directors. At each annual meeting of Stockholders, members of one of the classes, on a rotating basis, are elected for a three-year term. According to the Board's Proxy Statement, the total number of directors is 9. The Committee's Slate, if elected, would serve for the term expiring in 1997 and until the due election and qualification of their successors. The Committee has no reason to believe any of its nominees will be disqualified or unable or unwilling to serve if elected. However, in the event that any of the Committee's nominees should become unavailable for any reason, proxies may be voted for another person nominated by the Committee to fill the vacancy.

          The Committee's nominees for membership on the Company's Board of Directors are Gary N. Siegler, Peter M. Collery and Curtis Macnguyen. Each of these nominees has consented to serve as a director if elected and intends to discharge his duties as director of the Company in compliance with all applicable legal requirements, including the general fiduciary obligations imposed upon directors of a corporation. Except as described herein, there are no arrangements or under-standings between any nominee and any other person pursuant to which he was selected as a nominee. The information below concerning age, principal occupation, directorships and beneficial ownership of Common Stock has been furnished by the respective nominees.


                     Present Principal       Number of
                     Occupation and          Shares of   Percent
                     Principal Occupations   Common      of
Name, Business       During Last Five (5)    Stock       Common
Address & Age        Years; Directorships    Owned       Stock

Gary N. Siegler      Director and President  887,300(1)  9.5%(1)
712 Fifth Avenue     of SC Fundamental
New York, NY         Value BVI, Inc. since
10019                December 1992;
(Age 32)             Chairman of the Board
                     of Directors of
                     Medical Resources Inc.
                     since September 1992;
                     Director and President
                     of SC Fundamental Inc.
                     since June 1990;
                     Chairman of the Board
                     of Directors of
                     National R.V.
                     Holdings, Inc. since
                     April 1989 and Vice
                     President and
                     Secretary of National
                     R.V. Holdings, Inc.
                     from April 1989 to
                     August 1993; Director
                     and President of
                     Siegler, Collery & Co.
                     since January 1989;
                     Director and President
                     of Arena Capital Corp.
                     since August 1988.


(1) By virtue of his indirect control of Fund and BVI Ltd., Mr. Siegler may be deemed to beneficially own the 887,300 shares of Common Stock directly beneficially owned by Fund and BVI Ltd. Nothing contained in this Proxy Statement shall be construed as an admission of beneficial ownership of such shares by Mr. Siegler.

                     Present Principal       Number of
                     Occupation and          Shares of   Percent
                     Principal Occupations   Common      of
Name, Business       During Last Five (5)    Stock       Common
Address & Age        Years; Directorships    Owned       Stock

Peter M. Collery     Director of             887,300(2)  9.5(2)
712 Fifth Avenue     Providential
New York, NY         Corporation since July
10019                1993; Director and
(Age 35)             Vice President of SC
                     Fundamental Value BVI,
                     Inc. since December
                     1992; Director of
                     Medical Resources Inc.
                     since September 1992;
                     Director and Vice
                     President of SC
                     Fundamental Inc. since
                     June 1990; Director of
                     National R.V.
                     Holdings, Inc. since
                     April 1989 and
                     President and
                     Treasurer of National
                     R.V. Holdings, Inc.
                     from April 1989 to
                     August 1993; Director
                     and Vice President of
                     Siegler, Collery & Co.
                     since January 1989;
                     Director and Vice
                     President of Arena
                     Capital Corp. since
                     January 1989.

Curtis Macnguyen     Associate of Siegler,   0           0%
712 Fifth Avenue     Collery & Co. since
New York, NY         January 1993;
10019                Financial Analyst of
(Age 25)             Gleacher & Co. from
                     March 1991 to December
                     1992; Financial
                     Analyst of Morgan
                     Stanley & Co. from
                     June 1990 to March
                     1991.

(2) By virtue of his indirect control of Fund and BVI Ltd., Mr. Collery may be deemed to beneficially own the 887,300 shares of common stock directly beneficially owned by Fund and BVI Ltd. Nothing contained in this Proxy Statement shall be construed as an admission of beneficial ownership of such shares by Mr. Collery.

          All transactions in securities of the Company engaged in by any member of the Committee, the Committee's Slate or any other persons listed on Appendix A during the past two years are summarized on Appendix A. No member of the Committee, the Committee's Slate or any other persons listed on Appendix A owns any securities of the Company of record but not beneficially. No member of the Committee or of the Committee's Slate is, or was within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of the Company. No member of the Committee, the Committee's Slate, or, to the knowledge of the Committee, any other persons listed on Appendix A or any associates of the foregoing has any arrange-ment or understanding with respect to any future employment by the Company or its affiliates, and no such person has any arrangement or understanding with respect to any future transac-tions to which the Company or any of its affiliates will or may be a party.

          Certain shares of Common Stock owned by Fund and BVI Ltd. were purchased on margin. As of June 16, 1994, such Common Stock, among other securities of issuers other than the Company, was subject to margin indebtedness to Neuberger & Berman of $27,252,000 and $8,250,000, respectively.

          Except as described herein or in Appendix A, no member of the Committee, member of the Committee's Slate, nor, to the knowledge of the Committee, any other persons listed on Appendix A or any associates of the foregoing (i) has engaged in or has a direct or indirect interest in any transaction or series of transactions since the beginning of the Company's last fiscal year, or in any currently proposed transaction, to which the Company or any of its subsidiaries is a party where the amount involved was in excess of $60,000, (ii) owns beneficially any securities of the Company, (iii) borrowed any funds for the purpose of acquiring or holding any securities of the Company, or is presently, or has been within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of the Company, (iv) is the beneficial or record owner of any securities of the Company or any parent or subsidiary thereof, or (v) has, during the past ten years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).


                    EXPENSES OF SOLICITATION

          The entire expense of preparing and mailing this Proxy Statement and any other soliciting materials and the total expenditures relating to the solicitation of proxies will be borne by the Committee. The members of the Committee's Slate will be indemnified by Fund and BVI Ltd. for losses, claims and liabilities arising out of the Committee's activities. In addition to the use of the mails, proxies may be solicited by members of the Committee and/or their employees or their affiliates' employees by telephone, telegram and personal solicitation. No additional compensation will be paid to those persons engaged in such solicitation.

          The Committee has entered into an agreement with Georgeson & Company Inc. ("Georgeson") pursuant to which Georgeson has agreed to assist the Committee with its solicitation of proxies, strategy, press and investor relations in connection with Dynatech's 1994 Annual Meeting. The agreement with Georgeson provides for the payment of fees to Georgeson in an amount not to exceed $60,000. Georgeson will receive reimbursement from Fund and BVI Ltd. for their expenses incurred in their engagement and will be indemnified by Fund and BVI Ltd. against liabilities arising out of such engagement.

          Georgeson expects to engage approximately 40 persons in connection with its efforts on behalf of the Committee. Such persons will, among other activities, solicit proxies from Stockholders by telephone, telegram and personal solicitation.
In addition, banks, brokerage houses and other custodians, nominees and fiduciaries will be requested to forward proxy solicitation materials to the beneficial owners of the Common Stock that such institutions hold of record, and the Committee will reimburse such institutions for their reasonable out-of-pocket expenses.

          The Committee estimates that its total expenditures relating to the solicitation of proxies will be approximately $250,000, plus the fees payable to Georgeson and additional expenditures if there is litigation. There have been no cash expenditures to date relating to this solicitation.

          The costs of the solicitation will be borne by Fund and BVI Ltd. in proportion to the number of shares of Common Stock owned by each of them. The members of the Committee's Slate will not directly bear any portion of the cost of the solicitation. The Committee presently intends to seek reimbursement from the Company for reasonable expenses in connection with this solicitation. If the matter is so submitted by the Company's Board of Directors, the Committee will accept the results of such vote.


                          VOTE REQUIRED

          A majority of the shares of Common Stock represented in person or by proxy and entitled to vote is required for approval of matters to be presented at the Annual Meeting, except for the election of directors, which requires a plurality of the votes cast of Common Stock represented in person or by proxy and entitled to vote at the Annual Meeting. Each share of Common Stock is entitled to one vote. According to the Board's Proxy Statement, shares of Common Stock whose holders either are present in person at the Annual Meeting but not voting, or have submitted proxies with respect to which authority has been withheld, will be treated as present at the Annual Meeting only for the presence or absence of a quorum for the transaction of business and will be disregarded in determining the votes cast for purposes of the election of directors. Unmarked proxies submitted by intermediaries that are record holders of Common Stock beneficially owned by others will be treated in a similar manner.


                     ADDITIONAL INFORMATION

          Reference is made to the Board's Proxy Statement for information concerning the Common Stock, beneficial ownership of Common Stock by, and other information concerning the Company's management, the Company's directors, the Company's independent public accountants, the principal holders of Common Stock and procedures for submitting proposals for consideration at the 1995 Annual Meeting.

                                        APPENDIX A

          The members of the Dynatech Stockholders Committee (the "Committee") that are not members of the Committee's Slate are SC Fundamental Inc., a Delaware corporation ("SC"), The SC Fundamental Value Fund, L.P., a Delaware limited partnership ("Fund"), SC Fundamental Value BVI, Inc., a Delaware corporation ("BVI Inc."), SC-BVI Partners, a Delaware partnership ("Partners") and SC Fundamental Value BVI, Ltd., a British Virgin Islands corporation ("BVI Ltd.").

          Set forth below is the name and principal business of each member of the Committee which is not a member of the Committee's Slate.


         NAME                   PRINCIPAL BUSINESS

SC Fundamental Inc.      Primarily engaged in acting as general
                         partner of Fund.

The SC Fundamental
Value Fund, L.P.         Primarily engaged in investing in
                         securities.

SC Fundamental
Value BVI, Inc.          Primarily engaged in acting as managing
                         general partner of Partners, the
                         investment manager of BVI Ltd.

SC-BVI Partners          Primarily engaged in acting as the
                         investment manager of BVI Ltd.

SC Fundamental
Value BVI, Ltd.          Primarily engaged in investing in
                         securities.


          The business address of each member of the Committee which is not a member of the Committee's Slate, with the exception of BVI Ltd., is 712 Fifth Avenue, 19th Floor, New York,
New York 10019.  The business address of BVI Ltd. is Kaya
Flambayon 9, P.O. Box 812, Curacao, Netherlands Antilles.

                  TRANSACTIONS IN COMMON STOCK
                      DURING PAST TWO YEARS

The SC Fundamental Value Fund, L.P.


Date                      Purchases (Number of Shares)

October 27, 1993                   42,750
November 2, 1993                   35,200
November 9, 1993                   49,500
November 9, 1993                    7,000
November 10, 1993                   5,200
November 10, 1993                   7,000
November 11, 1993                   7,000
November 11, 1993                   1,350
November 17, 1993                   8,750
November 18, 1993                   4,800
November 19, 1993                   2,800
November 30, 1993                 104,450
November 30, 1993                   3,100
December 1, 1993                   35,000
December 15, 1993                   1,750
December 27, 1993                   5,300
December 27, 1993                   2,400
December 29, 1993                   1,400
December 30, 1993                   1,400
January 4, 1994                     2,900
May 16, 1994                       51,700
May 18, 1994                       22,800
May 20, 1994                       13,800
May 27, 1994                      199,600
May 31, 1994                       20,200
June 1, 1994                       13,000
June 1, 1994                        1,700
June 2, 1994                       17,200
June 2, 1994                        5,200
June 2, 1994                       13,800
June 3, 1994                       37,400


Date                        Sales (Number of Shares)

February 2, 1994                    3,500
March 7, 1994                      35,200
March 9, 1994                       2,300
March 17, 1994                     15,900
April 13, 1994                      3,500
April 14, 1994                      2,900
April 14, 1994                     17,600
April 14, 1994                      3,900
April 15, 1994                     10,300
April 19, 1994                      4,250
April 20, 1994                      4,500
April 21, 1994                      5,500
May 1, 1994                         5,000


SC Fundamental Value BVI, Ltd.

Date                      Purchases (Number of Shares)

October 27, 1993                   17,250
November 2, 1993                   14,800
November 9, 1993                   20,700
November 9, 1993                    3,000
November 10, 1993                   2,300
November 10, 1993                   3,000
November 11, 1993                   3,000
November 11, 1993                     550
November 17, 1993                   3,650
November 18, 1993                   2,000
November 19, 1993                   1,200
November 30, 1993                  43,550
November 30, 1993                   1,300
December 1, 1993                   15,000
December 15, 1993                     750
December 27, 1993                   2,300
December 27, 1993                   1,100
December 29, 1993                     600
December 30, 1993                     600
January 4, 1994                     1,300
January 31, 1994                      100
May 1, 1994                         5,000
May 16, 1994                       23,300
May 18, 1994                       10,200
May 20, 1994                        6,200
May 27, 1994                       90,100
May 31, 1994                        9,100
June 1, 1994                        5,900
June 1, 1994                          800
June 2, 1994                        7,800
June 2, 1994                        2,400
June 2, 1994                        6,200
June 3, 1994                       16,900


Date                        Sales (Number of Shares)

February 2, 1994                    1,500
March 7, 1994                      14,800
March 9, 1994                       1,100
March 17, 1994                      6,600
April 13, 1994                      1,500
April 14, 1994                      1,100
April 14, 1994                      7,400
April 14, 1994                      1,600
April 15, 1994                      4,300
April 19, 1994                      1,750
April 20, 1994                      1,800
April 21, 1994                      2,300

          Fund directly beneficially owns 611,100 shares of Common Stock. SC, being the general partner of Fund, may be deemed to beneficially own the Common Stock which Fund owns. BVI Ltd. directly beneficially owns 276,200 shares of Common Stock. Partners, being the investment manager of BVI Ltd., and BVI Inc., being the managing general partner of Partners, may be deemed to indirectly beneficially own the Common Stock that BVI Ltd. directly beneficially owns. Siegler and Collery, by virtue of their status as controlling stockholders of SC and BVI Inc., may be deemed to beneficially own the Common Stock which SC and BVI Inc. may be deemed to beneficially own. Nothing contained in this Proxy Statement or in this Appendix A shall be constituted as an admission of beneficial ownership by any such person.

          There are no material proceedings in which any member of the Committee's Slate is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

          Set forth below is information relating to employees of Siegler, Collery & Co., an affiliate of members of the Committee, who may solicit proxies by telephone, telegram or personal solicitation, for which no additional compensation will be paid. The business address of all such persons is 712 Fifth Avenue, 19th Floor, New York, New York 10019.

          Name          Principal Occupation or Employment

     Neil Koffler       Financial Analyst, Siegler, Collery & Co.

     David Einhorn      Financial Analyst, Siegler, Collery & Co.

     Jeffrey Keswin     Financial Analyst, Siegler, Collery & Co.


PROXY SOLICITED BY
DYNATECH STOCKHOLDERS COMMITTEE
IN OPPOSITION TO THE BOARD OF DIRECTORS

          The undersigned hereby appoints GARY N. SIEGLER, PETER
M. COLLERY and NEIL KOFFLER, and each of them, as proxies, with full power of substitution, to vote as set forth below and in their discretion upon such other matters as may properly come before the meeting, for and on behalf of the undersigned, all the shares of common stock of DYNATECH CORPORATION held of record by the undersigned, at the close of business on June 13, 1994, at the Annual Meeting of Stockholders to be held in the Goodwin, Proctor & Hoar Conference Center, 2nd Floor, Exchange Place, Boston, Massachusetts, on Tuesday, July 26, 1994 at 10:00 a.m. and at any adjournments or postponements thereof, hereby granting full power and authority to act on behalf of the undersigned at said meeting or any adjournments or postponements thereof.

                            PROXY

          UNLESS OTHERWISE SPECIFIED, THIS PROXY WILL BE VOTED FOR PROPOSAL 1, FOR PROPOSAL 2, AGAINST PROPOSAL 3 AND WILL BE VOTED IN THE DISCRETION OF THE PROXIES ON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT(S) OR POSTPONEMENT(S) THEREOF.

COMMITTEE RECOMMENDS VOTE FOR PROPOSAL 1 AND FOR PROPOSAL 2

1. Election of Directors for a term expiring in 1997 (as set forth in the Board's Proxy Statement)

    Nominees are: Gary N. Siegler, Peter M. Collery and
Curtis Macnguyen

               FOR                         WITHHOLD
           ALL NOMINEES                FROM ALL NOMINEES
               __                             __
              |__|                           |__|

     INSTRUCTION: To withhold authority for any individual nominee(s), check the "FOR" box above and write that nominee(s) name on the space provided below.

_________________________________________________________

(CONTINUED AND TO BE SIGNED AND DATED ON THE REVERSE SIDE)



2. To retain an investment banking firm to conduct a sale or to implement a major restructuring (as set forth in the Committee's Proxy Statement).

          FOR              AGAINST           ABSTAIN
           __                 __                __
          |__|               |__|              |__|


        COMMITTEE RECOMMENDS VOTE AGAINST PROPOSAL 3

3. To approve the 1994 Stock Option and Incentive Plan (as set forth in the Board's Proxy Statement).

          FOR              AGAINST           ABSTAIN
           __                 __                __
          |__|               |__|              |__|


               Please sign exactly as name appears,
          indicating title or representative
     capacity, where applicable.



               PLEASE SIGN, DATE AND RETURN

               Signature:_________________________________

                         _________________________________

               Title or Authority:________________________

               Date:_______________________, 1994


                   PLEASE SIGN, DATE AND MAIL
                     YOUR BLUE PROXY TODAY

                            APPENDIX


          A five-year performance bar graph, as presented in the Board's proxy statement, will be inserted above the table depicted on page 5. The bar graph conveys the same information provided in the table.

